Exhibit 99.7
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR)

23 April 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Upon vesting, on 18 April 2020, the following PDMR received matching shares or matching ADRs under myShare, of which sufficient were sold on 21 April 2020 to pay applicable withholding tax and other deductions.

Security	Name of PDMR	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	16.4310	20.7464	8.7137	36.887292 GBP	12.0327
Rio Tinto plc shares	Barrios, Alfredo	25.4454	32.1293	15.3542	36.887292 GBP	16.7751
Rio Tinto plc shares	Jacques, Jean-Sébastien	12.3232	15.5596	6.5352	36.887292 GBP	9.0244
Rio Tinto Limited shares	Trott, Simon	24.0330	28.8418	N/A	N/A	28.8418
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404